Exhibit 99.84

Skeena Intersects 22.59 g/t AuEq over 14.33 metres at Eskay Creek

Vancouver, BC (February 26, 2020) Skeena Resources Limited (TSX.V: SKE, OTCQX: SKREF) (“Skeena” or the “Company”) is pleased to announce the final gold-silver assays from the 2019 Phase I surface drilling program at the Eskay Creek Project (“Eskay Creek”) located in the Golden Triangle of British Columbia. Four ground-based surface drill rigs were utilized for the 2019 Phase I program in the 21A, 21E and HW Zones to infill and upgrade areas of Inferred resources to the Indicated classification. A total of 14,266 metres over 209 holes were drilled. Drill hole results reported in this release are from the 21E and HW Zones. Reference images are presented at the end of this release as well as on the Company’s website.

Phase I Eskay Creek Drilling Highlights:

•	13.24 g/t Au, 701 g/t Ag (22.59 g/t AuEq) over 14.33 m (SK-19-246) – HW Zone

o	Including: 5.18 g/t Au, 5,860 g/t Ag (83.31 g/t AuEq) over 0.90 m

o	And: 1.75 g/t Au, 1,235 g/t Ag (18.22 g/t AuEq) over 1.05 m

o	And: 1.23 g/t Au, 1,895 g/t Ag (26.50 g/t AuEq) over 0.85 m

o	And: 176.00 g/t Au, 1,530 g/t Ag (196.40 g/t AuEq) over 0.90 m

•	2.58 g/t Au, 51 g/t Ag (3.26 g/t AuEq) over 25.00 m (SK-19-222A) – 21E Zone

•	3.36 g/t Au, 40 g/t Ag (3.89 g/t AuEq) over 14.00 m (SK-19-217) – 21E Zone

•	1.94 g/t Au, 166 g/t Ag (4.16 g/t AuEq) over 13.50 m (SK-19-237) – 21E Zone

Gold Equivalent (AuEq) calculated via the formula: Au (g/t) + [Ag (g/t) / 75]. Reported core lengths represent 80-100% of true widths and are supported by well-defined mineralization geometries derived from historical drilling. Grade capping of individual assays has not been applied to the Au and Ag assays informing the length weighted AuEq composites. Processing recoveries have not been applied to the AuEq calculation and are disclosed at 100%. Samples below detection limit are nulled to a value of zero.

2019 Drilling Demonstrates Continuity and Exceptional Silver Grades

The 2019 Phase I infill program at Eskay Creek continues to demonstrate the excellent continuity of the current resource model which is derived largely from historical drilling. Phase I infill drilling within the 21E Zone, which is located on the eastern flank of the Eskay deposits, has correlated extremely well with the historical drilling with respect to grades, widths and spatial distribution of mineralization.

Initial drilling within the HW (Hanging-Wall) Zone has not only corroborated the current resource model but has located additional mineralization of equivalent tenor as confirmed by drill hole SK-19-245 which intersected 1.63 g/t Au, 62 g/t Ag (2.45 g/t AuEq) over 16.21 metres.

Situated 20 metres east of this expanded mineralization, drill hole SK-19-246 intersected extremely high-grade silver mineralization of 13.24 g/t Au, 701 g/t Ag (22.59 g/t AuEq) over 14.33 metres including 5.18 g/t Au, 5,860 g/t Ag (83.31 g/t AuEq) over 0.90 metres. This intercept was predicted by the resource model. Drill intercepts in the HW Zone are located less than 20 metres below surface.

Current Status - Eskay Creek Drilling

Four ground-based drill rigs are now operational at the Eskay Creek Project continuing the Phase I infill program. Exploratory drilling is scheduled to commence in the coming weeks.

About Skeena

Skeena Resources Limited is a junior Canadian mining exploration company focused on developing prospective precious metal properties in the Golden Triangle of northwest British Columbia, Canada. The Company’s primary activities are the exploration and development of the past-producing Eskay Creek mine, which contains a combined Indicated and Inferred 4Moz, 4.4 g/t gold-equivalent open-pit resource. The Company recently completed a Preliminary Economic Assessment (PEA) on Eskay Creek which highlights an after-tax NPV5% of C$638M, 51% IRR and a 1.2-year payback. Skeena is also exploring the past-producing Snip gold mine.

On behalf of the Board of Directors of Skeena Resources Limited,

/s/ Walter Coles Jr.
Walter Coles Jr.
President & CEO

Qualified Persons

Exploration activities at the Eskay Creek Project are administered on site by the Company’s Exploration Managers, Colin Russell, P.Geo. and Adrian Newton, P.Geo. In accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects, Paul Geddes, P.Geo. Vice President Exploration and Resource Development, is the Qualified Person for the Company and has prepared, validated and approved the technical and scientific content of this news release. The Company strictly adheres to CIM Best Practices Guidelines in conducting, documenting, and reporting its exploration activities on its exploration projects.

Quality Assurance – Quality Control

Once received from the drill and processed, all drill core samples are sawn in half, labelled and bagged. The remaining drill core is subsequently securely stored on site. Numbered security tags are applied to lab shipments for chain of custody requirements. The Company inserts quality control (QC) samples at regular intervals in the sample stream, including blanks and reference materials with all sample shipments to monitor laboratory performance. The QAQC program was designed and approved by Lynda Bloom, P.Geo. of Analytical Solutions Ltd., and is overseen by the Company’s Qualified Person, Paul Geddes, P.Geo, Vice President Exploration and Resource Development.

Drill core samples are submitted to ALS Geochemistry’s analytical facility in North Vancouver, British Columbia for preparation and analysis. The ALS facility is accredited to the ISO/IEC 17025 standard for gold assays and all analytical methods include quality control materials at set frequencies with established data acceptance criteria. The entire sample is crushed and 1kg is pulverized. Analysis for gold is by 50g fire assay fusion with atomic absorption (AAS) finish with a lower limit of 0.01 ppm and upper limit of 100 ppm. Samples with gold assays greater than 100ppm are re-analyzed using a 50g fire assay fusion with gravimetric finish. Analysis for silver is by 50g fire assay fusion with gravimetric finish with a lower limit of 5ppm and upper limit of 10,000ppm. Samples with silver assays greater than 10,000ppm are re-analyzed using a gravimetric silver concentrate method. A selected number of samples are also analyzed using a 48 multi-elemental geochemical package by a 4-acid digestion, followed by Inductively Coupled Plasma Atomic Emission Spectroscopy (ICP-AES) and Inductively Coupled Plasma Mass Spectroscopy (ICP-MS) and also for mercury using an aqua regia digest with Inductively Coupled Plasma Atomic Emission Spectroscopy (ICP-AES) finish. Samples with sulfur reporting greater than 10% from the multi-element analysis are re-analyzed for total sulfur by Leco furnace and infrared spectroscopy.

Cautionary note regarding forward-looking statements

Certain statements made and information contained herein may constitute “forward looking information” and “forward looking statements” within the meaning of applicable Canadian and United States securities legislation. These statements and information are based on facts currently available to the Company and there is no assurance that actual results will meet management’s expectations. Forward-looking statements and information may be identified by such terms as “anticipates”, “believes”, “targets”, “estimates”, “plans”, “expects”, “may”, “will”, “could” or “would”. Forward-looking statements and information contained herein are based on certain factors and assumptions regarding, among other things, the estimation of mineral resources and reserves, the realization of resource and reserve estimates, metal prices, taxation, the estimation, timing and amount of future exploration and development, capital and operating costs, the availability of financing, the receipt of regulatory approvals, environmental risks, title disputes and other matters. While the Company considers its assumptions to be reasonable as of the date hereof, forward-looking statements and information are not guarantees of future performance and readers should not place undue importance on such statements as actual events and results may differ materially from those described herein. The Company does not undertake to update any forward-looking statements or information except as may be required by applicable securities laws.

Neither TSX Venture Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Table 1: Eskay Creek Project 2019 Phase I length weighted drill hole gold and silver composites:

HOLE-ID	FROM (m)	TO (m)	CORE LENGTH (m)	AU (g/t)	AG (g/t)	AUEQ (g/t)	ZONE
SK-19-215	10.20	13.00	2.80	0.66	112	2.15	21E
SK-19-215	20.50	28.50	8.00	1.01	15	1.20	21E
SK-19-216	4.90	8.80	3.90	1.89	39	2.40	21E
SK-19-216	11.30	15.00	3.70	0.45	77	1.48	21E
SK-19-216	18.00	29.00	11.00	1.03	186	3.50	21E
SK-19-216	49.10	57.50	8.40	1.72	178	4.09	21E
INCLUDING	51.90	53.21	1.31	4.09	661	12.90	21E
AND	53.21	53.71	0.50	4.85	565	12.38	21E
SK-19-217	4.60	9.53	4.93	1.45	43	2.03	21E
SK-19-217	15.00	28.00	13.00	0.65	109	2.10	21E
INCLUDING	21.75	22.25	0.50	2.57	793	13.14	21E
SK-19-217	52.00	54.75	2.75	0.64	10	0.77	21E
SK-19-217	57.00	71.00	14.00	3.36	40	3.89	21E
SK-19-218	5.00	10.00	5.00	1.12	30	1.52	21E
SK-19-218A	5.00	9.00	4.00	1.04	27	1.40	21E
SK-19-218A	18.50	28.50	10.00	1.20	102	2.55	21E
SK-19-218A	52.50	62.00	9.50	1.12	55	1.85	21E
SK-19-218A	65.00	71.00	6.00	5.28	25	5.62	21E
INCLUDING	68.82	70.00	1.18	11.80	53	12.51	21E
SK-19-219	5.50	12.34	6.84	1.84	29	2.23	21E
SK-19-219	20.50	33.77	13.27	1.00	94	2.25	21E
SK-19-220	1.60	14.00	12.40	0.68	42	1.24	21E
SK-19-220	26.50	30.00	3.50	1.71	17	1.93	21E
SK-19-221	1.17	11.00	9.83	1.06	122	2.68	21E
INCLUDING	10.00	11.00	1.00	3.85	612	12.01	21E
SK-19-221	30.50	39.00	8.50	1.28	38	1.79	21E
SK-19-221	55.85	59.00	3.15	1.07	7	1.15	21E
SK-19-222	2.00	10.25	8.25	0.54	51	1.21	21E
SK-19-222	14.70	24.00	9.30	2.86	33	3.31	21E
SK-19-222A	2.00	10.33	8.33	0.49	38	0.99	21E
SK-19-222A	14.17	28.65	14.48	3.02	28	3.40	21E
SK-19-222A	33.43	42.50	9.07	0.95	18	1.18	21E
SK-19-222A	63.50	88.50	25.00	2.58	51	3.26	21E
SK-19-222A	105.50	111.00	5.50	1.54	8	1.64	21E
SK-19-223	3.23	9.88	6.65	1.03	49	1.69	21E
SK-19-223	14.62	23.42	8.80	3.51	26	3.86	21E
SK-19-223	27.08	37.00	9.92	0.93	54	1.65	21E
SK-19-224	0.43	14.00	13.57	1.33	20	1.59	21E
SK-19-224	22.50	30.50	8.00	2.43	6	2.50	21E
SK-19-225	2.19	8.00	5.81	1.39	36	1.87	21E
SK-19-225	17.50	26.25	8.75	1.15	15	1.35	21E
SK-19-225	30.50	38.00	7.50	3.49	15	3.69	21E
SK-19-226	1.00	6.24	5.24	1.14	34	1.60	21E
SK-19-226	12.05	25.50	13.45	0.81	81	1.89	21E
SK-19-226	40.78	43.50	2.72	1.54	5	1.61	21E
SK-19-226	46.96	52.50	5.54	3.51	32	3.94	21E
SK-19-227	2.13	9.15	7.02	0.75	48	1.40	21E
SK-19-227	29.63	33.63	4.00	0.79	12	0.94	21E
SK-19-228	3.20	29.00	25.80	0.68	37	1.17	21E
SK-19-228	31.30	37.63	6.33	1.11	19	1.36	21E
SK-19-229	5.00	9.00	4.00	0.45	82	1.54	21E
SK-19-229	40.00	42.50	2.50	2.68	5	2.74	21E
SK-19-230	2.73	12.50	9.77	0.50	133	2.28	21E
SK-19-231	5.00	9.50	4.50	0.80	289	4.65	21E
INCLUDING	8.35	9.50	1.15	0.75	938	13.26	21E
SK-19-232	1.93	17.79	15.86	2.16	24	2.47	21E
SK-19-232	22.22	35.50	13.28	0.88	18	1.12	21E
SK-19-232	51.00	58.00	7.00	0.87	5	0.94	21E
SK-19-232	83.50	88.00	4.50	3.66	11	3.81	21E
SK-19-232	94.27	97.50	3.23	0.47	128	2.18	21E
SK-19-233	5.30	16.77	11.47	1.43	29	1.82	21E
SK-19-233	20.98	26.98	6.00	1.23	19	1.48	21E
SK-19-234	6.44	16.60	10.16	1.13	31	1.54	21E
SK-19-234	25.72	33.00	7.28	1.18	20	1.45	21E
INCLUDING	11.00	12.00	1.00	1.70	1,195	17.63	21E
SK-19-235	21.00	26.50	5.50	0.73	12	0.90	21E
SK-19-236	13.50	31.50	18.00	0.75	65	1.62	21E
INCLUDING	14.50	15.00	0.50	1.46	921	13.74	21E
SK-19-236	36.80	40.00	3.20	0.50	90	1.70	21E
SK-19-237	14.00	18.33	4.33	1.90	85	3.04	21E
SK-19-237	25.50	39.00	13.50	1.94	166	4.16	21E
INCLUDING	28.05	28.90	0.85	4.71	1,360	22.84	21E
SK-19-238	7.95	21.00	13.05	1.16	67	2.05	21E
SK-19-239	16.87	22.00	5.13	1.28	16	1.50	21E
SK-19-239	26.50	29.50	3.00	0.68	9	0.80	21E
SK-19-240	22.54	23.47	0.93	2.00	12	2.16	21E
SK-19-241	16.90	23.50	6.60	1.17	12	1.33	21E
SK-19-242	6.10	12.50	6.40	0.83	12	0.99	21E

HOLE-ID	FROM (m)	TO (m)	CORE LENGTH (m)	AU (g/t)	AG (g/t)	AUEQ (g/t)	ZONE
SK-19-242	81.50	98.00	16.50	1.12	19	1.37	21E
SK-19-242	101.00	105.00	4.00	1.02	9	1.14	21E
SK-19-243	16.42	37.50	21.08	1.33	33	1.77	21E
SK-19-244	19.40	26.85	7.45	0.64	32	1.07	21E
SK-19-244	31.40	35.00	3.60	0.91	16	1.12	21E
SK-19-245	11.50	27.71	16.21	1.63	62	2.45	HW
SK-19-245	34.05	38.00	3.95	2.25	20	2.52	HW
SK-19-246	10.00	24.33	14.33	13.24	701	22.59	HW
INCLUDING	11.95	12.85	0.90	5.18	5,860	83.31	HW
AND	12.85	13.90	1.05	1.75	1,235	18.22	HW
AND	13.90	14.75	0.85	1.23	1,895	26.50	HW
AND	19.00	19.90	0.90	176.00	1,530	196.40	HW
SK-19-246	27.30	34.00	6.70	1.10	10	1.23	HW
SK-19-247	12.55	23.47	10.92	1.32	8	1.42	HW

Gold Equivalent (AuEq) calculated via the formula: Au (g/t) + [Ag (g/t) / 75]. Reported core lengths represent 80-100% of true widths and are supported by well-defined mineralization geometries derived from historical drilling. Length weighted AuEq composites were constrained by geological considerations. Grade capping of individual assays has not been applied to the Au and Ag assays informing the length weighted AuEq composites. Processing recoveries have not been applied to the AuEq calculation and are disclosed at 100%. Samples below detection limit were nulled to a value of zero.

Table 2: Mine grid Phase I drill hole locations and orientations:

HOLE-ID	EASTING	NORTHING	ELEVATION	LENGTH (m)	AZIMUTH	DIP
SK-19-100	9973.0	10139.0	972.6	41.4	73.2	-59.8
SK-19-128	10086.0	10527.0	941.0	36.0	161.6	-60.3
SK-19-130	10086.0	10527.0	941.0	40.0	210.7	-55.1
SK-19-215	10124.5	10272.3	979.7	32.0	327.1	-82.2
SK-19-216	10106.2	10308.4	980.2	71.0	160.1	-57.3
SK-19-217	10106.0	10308.3	980.7	71.0	164.1	-68.6
SK-19-218	10106.4	10308.4	979.4	17.0	205.0	-84.0
SK-19-218A	10106.4	10308.4	979.4	71.0	199.1	-84.1
SK-19-219	10106.4	10308.3	979.7	47.0	189.7	-60.2
SK-19-220	10130.6	10264.2	979.5	50.0	181.9	-67.2
SK-19-221	10130.5	10266.5	980.3	59.0	228.9	-87.0
SK-19-222	10120.1	10383.8	976.3	24.0	277.0	-85.2
SK-19-222A	10120.3	10384.6	975.0	122.0	270.3	-86.6
SK-19-223	10120.0	10367.4	975.3	45.0	3.4	-89.1
SK-19-224	10138.5	10322.9	981.5	66.0	44.1	-56.8
SK-19-225	10138.1	10321.0	981.8	62.0	43.8	-72.1
SK-19-226	10138.3	10320.4	981.9	54.0	220.5	-89.9
SK-19-227	10132.3	10389.1	977.2	44.0	28.9	-70.1
SK-19-228	10132.1	10389.2	975.3	41.0	285.5	-78.3
SK-19-229	10137.8	10293.3	980.8	65.0	142.6	-74.8
SK-19-230	10135.5	10293.3	980.9	62.0	43.5	-86.7
SK-19-231	10136.9	10292.7	981.0	53.0	86.0	-71.5
SK-19-232	10128.3	10363.6	975.6	102.0	63.1	-89.1
SK-19-233	10114.2	10344.7	976.8	41.0	92.2	-78.5
SK-19-234	10113.4	10343.8	977.0	45.0	239.0	-72.0
SK-19-235	10110.2	10277.7	976.3	32.0	114.4	-60.5
SK-19-236	10108.4	10276.0	975.6	47.0	194.4	-67.6
SK-19-237	10109.1	10317.4	977.2	47.0	267.0	-69.2
SK-19-238	10109.3	10317.8	977.5	35.0	86.3	-68.5
SK-19-239	10137.0	10382.0	977.2	41.0	141.0	-62.2
SK-19-240	10137.6	10382.9	977.0	41.0	48.5	-69.5
SK-19-241	10137.6	10381.9	977.4	42.0	103.1	-44.7
SK-19-242	10138.9	10357.6	979.2	106.0	21.3	-85.1
SK-19-243	10128.6	10407.0	974.5	38.0	283.2	-60.4
SK-19-244	10129.1	10405.8	973.9	35.0	203.1	-68.5
SK-19-245	9862.2	10891.7	860.3	38.0	130.8	-64.3
SK-19-246	9882.9	10892.3	863.1	34.0	162.0	-67.2
SK-19-247	9884.5	10894.6	863.4	30.0	100.9	-44.6

ESKAY CREEK PROJECT
HW ZONE
SECTION 10890N
15 METRE SECTION ENVELOPE
LOOKING GRID NORTH
0.7 G/T AUEQ GRADE SHELL
2019-2018 SKEENA DRILL INTERCEPT (G/T AUEQ / METRES)
HISTORIC DRILL INTERCEPT (G/T AUEQ / METRES)
MINED OUT AREAS
850 mASL
800 mASL
750 mASL
700 mASL
SURFACE
BASALTS
CONTACT MUDSTONES
RHYOLITE
PEA PIT LIMITS
100 METRES
800 mE
850 mE
900 mE
950 mE
SK-19-246:
13.24 g/t Au, 701 g/t Ag
(22.59 g/t AuEq) over 14.33 metres
SK-19-245:
2.25 g/t Au, 20 g/t Ag
(2.52 g/t AuEq) over 3.95 metres
SK-19-247:
1.32 g/t Au, 8 g/t Ag
(1.42 g/t AuEq) over 10.92 metres
SK-19-246
SK-19-245
1.42/1.25
2.71/2.80
0.90/2.68
7.03/5.55
78.05/1.72
1.29/3.59
1.19/10.26
1.16/4.26
2.76/4.76
1.32/8.76
4.00/5.01
16.43/8.05
14.56/21.49
4.92/2.00
21.45/5.26
16.11/13.24
3.62/7.31
7.32/5.69
2.05/6.85
1.47/9.12
1.36/4.18
1.63/4.49
7.29/8.58
4.79/4.75
0.84/4.40
2.20/7.14
10.18/0.90
4.69/8.53
3.94/8.85
1.78/2.09
2.21/5.74
0.89/14.73
2.71/2.01
1.23/8.81
1.59/3.49
2.38/3.40
1.78/1.57
1.63/26.89
1.04/3.91
7.10/8.44
1.06/8.41
1.33/3.07
1.31/0.12
1.21/0.24
4.47/13.52
5.12/16.91
1.88/14.41
1.16/13.07
1.03/24.77
4.17/13.60
3.18/75.08
3.96/35.95
1.84/6.92
2.16/21.76
1.88/8.64
5.51/16.70
9.35/6.81
2.38/5.86
1.29/5.50
11.00/6.28
3.17/22.88
5.30/20.62
7.70/12.58
3.41/11.94
1.31/1.27
3.07/20.01
1.10/4.76
0.76/1.02
8.53/3.93
1.20/3.44
1.61/17.11
7.37/6.29
1.82/9.67
2.41/21.05
4.12/6.18
3.31/18.62
3.18/7.27
1.98/35.41
1.22/11.76
4.96/8.66
8.90/23.91
1.03/4.64
1.06/48.67
2.33/13.14
1.65/10.21